

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-mail
Brian E. Stewart
President and Chief Executive Officer
Patient Safety Technologies, Inc.
2 Venture Plaza, Suite 350
Irvine CA, 92618

> **Re: Patient Safety Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-09727**

Dear Mr. Stewart:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Management's Discussion and Analysis…, page 21

Factors Affecting Future Results, page 22

1.   Your disclosures on pages 4, 10 and 22 describe a potential "significant negative impact" to future revenues resulting from Cardinal Health's ability to begin selling a portion of "excess inventory" in 2014. Please tell us and revise future filings, as applicable, to disclose the value of this excess inventory.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph McCann at (202) 551-6262, Jay Mumford, Senior Attorney, at (202) 551-3637 or Dennis Hult, Staff Accountant, at (202) 551-3618 if you have questions on the comment. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief